TIOMIN
RESOURCES INC.



PRESS RELEASE

## Tiomin Reports on the Preliminary Economic Assessment Study of its Pukaqaqa Copper-Gold Project in Peru

**Toronto, Canada. February 6, 2006.** Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: *TIO*) is pleased to report the results of an independent Preliminary Economic Assessment ("PEA") of the Pukaqaqa copper-gold project located in central Peru. Tiomin is earning a 49% interest in the project from Compañia Minera Milpo S.A. ("Milpo"), a well established Peruvian mining company. The PEA will be filed on SEDAR and available for viewing on the Company's website within 45 days.

The PEA study reviewed several operating scenarios including a base case of 13,000 tonne per day (tpd) open pit production combined with 2,000 tpd from underground mining to provide a total throughput of 15,000 tpd. The study concluded that an 18,000 tpd open pit operation (without underground production) is optimal for the Pukaqaqa project. Capital expenditures for the latter scenario are estimated at US$145.5 million to produce an average of 64 million pounds of copper annually at an operating cost (including taxes and capital) of US$1.04 per pound based on a mine life of 13.5 years. The 18,000 tpd open pit scenario for the project has an unleveraged after-tax internal rate of return (IRR) of 7.5% assuming a copper price of US$1.20 per pound and a gold price of US$475 per ounce. At higher commodity prices of US$2.00 per pound copper and US$525 per ounce gold, the IRR increases to 31.1%.

The PEA was prepared by AMEC (Perú) S.A. ("AMEC"), a division of AMEC Americas Limited., under the supervision of Scott Ansell (AMEC Project Manager). The resource estimate used in the study was completed by Mr. Jorge Hinostroza (Milpo) and audited by Mr. Douglas Reddy, P. Geo. (AMEC Principal Geologist who acted as the Qualified Person for the mineral resource estimate) to CIM standards (as required by reference in NI 43-101) and previously filed on SEDAR in March 2006. The other Qualified Persons responsible for their respective sections of the PEA include William Colquhoun, Pr Eng. (AMEC Senior Process Engineer for Section 16 - Mineral processing and metallurgical testing), Tracy Barnes, P.E. (AMEC Associate Mining Engineer for the open pit mining study), and Graham Speirs, P. Eng. (formerly with Gemin and Senior Mining Engineer for the underground mining study and capital and operating costs).

The resource estimate includes a total of 17.1 million tonnes with a grade of 0.54% copper and 0.071 g/t gold in the measured and indicated categories, and an additional 114.6 million tonnes with a grade of 0.60% copper and 0.096 g/t gold in the inferred category, using a 0.30% copper cut-off grade. Further drilling is underway to upgrade the mineral resource.



**Summary of PEA**

The resource estimate considered in the various scenarios used in the PEA is based on metal prices of US$1.10 per pound of copper and US$450 per ounce of gold. Capital and operating expenditures are based on first quarter 2006 U.S. dollars. Recoveries for copper and gold were estimated at 85% and 55% respectively.

The PEA is preliminary in nature and includes the use of inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, there is no certainty that the preliminary economic assessment will be realized.

The Blanket Norte and the Blanket Sur zones are essentially flat-lying mineralized skarn deposits that are flanked to the east by the steeply dipping Gaby Breccia and Monica Breccia zones and to the west by the Raurac Breccia zone. The base case scenario considered open pit mining of 13,000 tpd combined with a 2,000 tpd production from underground mining to provide a total throughput of 15,000 tpd. The majority of the open pit mining is within the Blanket Norte and Sur zones. The underground mining is in the Gaby Breccia and Monica Breccia zones.

The 13,000 tpd open pit option was selected for base case evaluation due to the longevity of mine life, the low strip ratio, and the low mining costs. Further drilling must be undertaken to upgrade resource confidence, as over 75% of the blocks within the base case pit shell were classified as inferred resources. The optimal case enabled a larger total resource to be mined. Below are the details of the estimated mineralization in the pit shells generated for the base case (13,000 tpd) and optimal case (18,000 tpd).

| | **Base Case 13,000 tpd open pit** | | | | **Optimal case 18,000 tpd open pit** | | | |
|---|---|---|---|---|---|---|---|---|
| Ore | Tonnes | Cu Eq (%) | Cu (%) | Au (g/t) | Tonnes | Cu Eq (%) | Cu (%) | Au (g/t) |
| Measured | 244,811 | 0.62 | 0.58 | 0.08 | 244,811 | 0.62 | 0.58 | 0.08 |
| Indicated | 17,898,496 | 0.59 | 0.55 | 0.07 | 18,863,067 | 0.58 | 0.55 | 0.07 |
| Inferred | 56,068,264 | 0.64 | 0.60 | 0.08 | 70,489,671 | 0.62 | 0.58 | 0.08 |
| **Total ore** | **74,211,571** | **0.63** | **0.59** | **0.08** | **89,407,661** | **0.61** | **0.58** | **0.08** |
| Waste | 44,527,959 | | | | 57,442,371 | | | |
| Strip ratio | 0.60 | | | | 0.64 | | | |
| Mine life (yr) | 16.0 | | | | 13.5 | | | |

## Capital Cost

The capital cost estimate for the design, procurement and construction for the base case (13,000 tpd open pit and 2,000 tpd underground) operation and facility, including direct and indirect costs totals US$143.6 million. For a similar 18,000 tpd open pit operation, capital cost is estimated at US$145.5 million.

## Operating Costs

The study used operating cost estimates provided and/or reviewed by AMEC and Gestion Minera S.A. (Gemin), Milpo's Engineering and Construction Division. The operating cost assumptions for the base case and optimal case are shown in the table below, using mine contractor operated equipment for the open pit.

| | **Base Case** | **Optimal Case** |
|---|---|---|
| Open pit Mining Rate (tpd) | 13,000 | 18,000 |
| Ore (US$/t) | 1.99 | 1.99 |
| Waste (US$/t) | 1.90 | 1.90 |
| Strip ratio | 0.60 | 0.64 |
| Open pit cost per tonne of ore (US$/t) | 3.13 | 3.21 |
| Underground Mining Rate (tpd) | 2000 | 0 |
| Ore+waste (US$/t) | 11.68 | - |
| Aver. mining cost per tonne of ore (US$/t) | 4.27 | 3.21 |
| Process + G&A (US$/t) | 4.16 (1) | 3.71 (2) |
| **Total cost per tonne of ore** (US$/t) | **8.43** | **6.92** |

(1) Costs based on a 15,000 tpd process rate.
(2) Costs based on a 20,000 tpd process rate.

**Financial Analysis**

The project was analyzed using a discounted cash flow approach on the basis of 100% equity. AMEC concluded that the base case scenario with an underground mining portion has a negative effect on the project economics. The copper price at which after tax cash flows break even for the open pit portion of the base case (13,000 tpd), eliminating the underground operation (2,000 tpd), is US$1.15 per pound. For a similar 18,000 tpd open pit operation (excluding any production from underground), the break even copper price is US$1.04 per pound. These prices are far below current market prices for these metals.

**Summary Financial Analysis**

| | After Tax IRR | |
|---|---|---|
| Copper /Gold price assumptions | 13,000 tpd Open pit operation | 18,000 tpd Open pit operation |
| $1.10/lb / $450/oz | N/A | 2.8% |
| $1.20/lb / $475/oz | 1.5% | 7.5% |
| $1.50/lb / $500/oz | 10.1% | 18.1% |
| $2.00/lb / $525/oz | 20.9% | 31.1% |

The mining rate of 18,000 tpd providing a 13.5 year mine life is optimal for the project at this scoping-level assessment. The assessment of the open pit scenario utilized inferred resources, with over 75% of the resources in the pit shells having this classification.

AMEC also recommends that Milpo and Tiomin continue with the exploration drilling to expand and upgrade the confidence level of the existing resource, which should permit more robust optimizations. Broad assumptions were made for this preliminary economic assessment and additional details will be necessary for more advanced work.

Milpo, the operator of the project has completed 70% of the 15,000 meter drilling program that started in August 2006. The objective of the infill drilling program is to advance the project to a pre-feasibility level. Results of the program will be released upon completion of the drilling campaign.

**For further information, please contact Tiomin at (416) 350-3776 Robert Jackson, President, ext. 230, or Laurie Gaborit, Investor Relations, ext. 222 (lgaborit@tiomin.com). Visit the Company's website at www.tiomin.com.**



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